UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WIN GLOBAL MARKETS, INC.

(Name of Issuer)

Common Stock, par value 0.001 per share

 (Title of Class of Securities)

972642102

 (CUSIP Number)

Theodoros Kyriacou
Ricx Investments Limited
117 Strovolos Avenue
2042 Strovolos, Nicosia, Cyprus
Tel : +357 22 44 1939

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 972642102	13D/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Ricx Investments Limited (formerly RPG FS Acquisition Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3 hereof)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000,000*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,000,000*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1% (see Item 5 hereof)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO - Republic of Cyprus Limited Liability Company

* Excludes 6,250,000 shares of Common Stock, par value $0.001 underlying a warrant as such warrant is  subject to certain “blocker” provisions as more fully described in Item 5 hereof.

**Percentage calculated pursuant to 74,741,531 shares of Common Stock outstanding on November 13, 2012 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “10-Q”), and 3,790,000 shares of Common Stock sold on November 8, 2012 as disclosed in “Item 5. Other Information” of the 10-Q.

CUSIP No. 972642102	13D/A	Page 3 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on September 12, 2011 (the “Original Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Win Global Markets, Inc. (formerly Win Gaming Media, Inc.) (the “Issuer”), a company incorporated in the State of Nevada, having its principal executive offices at 55 Igal Alon Street, Tel Aviv, Israel 67891. Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a)
This Amendment is being filed by Ricx Investments Limited, a Republic of Cyprus limited liability company (the “Reporting Person” or “RICX”).  The directors of the Reporting Person are: Alexej Havlicek (“Havlicek”), Theodoros Kyriacou (“Kyriacou”) and  Ron Lubash (“Lubash”).

(b)
The business address of the Reporting Person is Anemomylos Office Building, 8 Michael Karaolis Street, 1095 Nicosia, Cyprus and the address of its principal office is: 117 Strovolos Avenue, 2042 Strovolos, Nicosia, Cyprus.

The business address of Havlicek is 117 Strovolos Avenue, 2042 Strovolos, Nicosia, Cyprus.
The business address of Kyriacou is 117 Strovolos Avenue, 2042 Strovolos, Nicosia, Cyprus.
The residence address of Lubash is 1 Ha’brosh St., Ra’anana 43573, Israel.

(c)	The Reporting Person is an investment holding company.
MrHavlicek is a director of RICX.
Kyriacou is a director of RICX and its accountant.
Lubash is a director of RICX and the Issuer.

(d) and (e)
During the last five years, none of the Reporting Person, Havlicek, Kyriacou and Lubash has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Havlicek is a citizen of the Czech Republic.
Kyriacou is a citizen of the Republic of Cyprus.
Lubash is a citizen of the State of Israel.

CUSIP No. 972642102	13D/A	Page 4 of 7 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety as follows:

The Reporting Person acquired the funds necessary for purchase by way of equity subscriptions by its shareholders, each of which produced such funds from either their existing cash funds or by the assignment, to the Reporting Person, of certain amounts owed thereto (or to an affiliate thereof) by the Issuer, and the set-off of such assigned amounts against equity of the Issuer.  The Issuer’s 15,000,000 shares of Common Stock beneficially owned by the Reporting Person were purchased for aggregate consideration of $1,250,000, excluding $54,000 as the value of the aforementioned set-off amount.

See the discussion of Lubash’s options to purchase Common Stock in Item 5 hereof, which is incorporated herein by reference.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended in its entirety as follows:

The securities of the Issuer were purchased for investment purposes.  Furthermore, pursuant to Section 3.3 of the Original Agreement, the Reporting Person acquired the right to designate one director to the board of directors of the Issuer and Lubash was designated as a director of the Issuer by the Reporting Person in March 2012.

(a)
See the discussion of the Second Warrant (defined below) in Item 5 hereof, which is incorporated herein by reference.  Further, Lubush, a director of the Issuer, holds options to acquire 300,000 shares of Common Stock, vesting in four equal quarterly installments beginning April 1, 2013.  Such options were awarded pursuant to the Issuer’s 2004 Global Share Option Plan, as amended.

The Reporting Person intends to review its investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to its shares of the Issuer’s capital stock as it deems appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock;  taking any permitted action to change the size or composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or the Issuer’s organizational documents or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Except as aforesaid, the Reporting Person, nor any of the individuals identified in Item 2 hereof,  has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D.

CUSIP No. 972642102	13D/A	Page 5 of 7 Pages

Item 5.    Interest in Securities of the Issuer.

 Item 5 is hereby amended to add the following information for updating:

(a), (b)                   As of the date of this Amendment, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 15,000,000, which includes (i) 15,000,000 shares of Common Stock, and excludes (ii) 6,250,000 shares of Common Stock underlying a warrant, having exercise prices per share of $0.08 (the “First Warrant”).  The aggregate percentage of shares of Common Stock owned by the Reporting Person is 19.1% pursuant to the acquisition of the 15,000,000 shares of Common Stock. The Reporting Person has the sole power to vote or to direct the vote, or to dispose or to direct the disposition of such shares of Common Stock.

                        The First Warrant contains certain “blocker” provisions.  The first blocker provision, which may be waived by the Reporting Person (any such waiver will not be effective until the sixty-first day after waiver notice is delivered to the Issuer), permits the First Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 4.999% of the total number of issued and outstanding shares of Common Stock of the Issuer upon exercise of the First Warrant.  The second blocker provision, which may not be waived by the Reporting Person, permits the First Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 9.999% of the total number of issued and outstanding shares of Common Stock of the Issuer upon exercise of the First Warrant.  Without such blocker provisions, the Reporting Person  may be deemed to have beneficial ownership of 21,250,000 shares of Common Stock, representing in the aggregate beneficial ownership of 25.1% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

                        Lubash, a director of the Issuer, beneficially owns 300,000 shares of Common Stock through options currently exercisable or exercisable within sixty days hereof, representing less than one percent of the Issuer’s outstanding Common Stock.  Such options were awarded pursuant to the Issuer’s 2004 Global Share Option Plan, as amended.  Lubash has the sole power to vote or to direct the vote, or to dispose or to direct the disposition of such options to purchase shares of Common Stock.

(c)                          On November 8, 2012, the Issuer entered into a securities purchase agreement (the “November Agreement”) with the Reporting Person, pursuant to which the Issuer (i) agreed to sell to the Reporting Person an aggregate of 2,500,000 shares of Common Stock at a price of $0.1 per share in consideration for $250,000 (excluding $54,000 set-off against the above discussed amounts owed by the Issuer to the Reporting Person) and (ii) agreed to issue to the Reporting Person, for no additional consideration, a twenty-four month warrant to purchase 250,000 shares of Common Stock (the “Second Warrant”) at exercise prices per share of $0.1.  The Second Warrant contains two "blocker" provisions.  The first blocker provision, which may be waived by the Reporting Person (any such waiver will not be effective until the sixty-first day after waiver notice is delivered to the Issuer), permits the Second Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 4.999% of the total number of issued and outstanding shares of Common Stock of the Issuer upon exercise of the Second Warrant.  The second blocker provision, which may not be waived by the Reporting Person, permits the Second Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 9.999% of the total number of issued and outstanding shares of Common Stock of the Issuer upon exercise of the Second Warrant.  The Second Warrant is exercisable on or after May 8, 2013.  The closing of the November Agreement occurred on November 8, 2012.

CUSIP No. 972642102	13D/A	Page 6 of 7 Pages

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended in its entirety as follows:

Pursuant to both the Original Agreement and the November Agreement, for as long as the Reporting Person holds not less than ten percent of the issued and outstanding share capital of the Issuer, the Reporting Person shall be entitled to pre-emptive rights, entitling the Reporting Person to purchase a pro-rata share of any new securities issued by the Issuer.

Except for Items 4 and 5 hereof and Item 5 of the Original Schedule 13D, each of which is incorporated herein by reference, and for the agreements attached as Exhibits hereto and thereto, no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer exist among the persons named in Item 2 above.

Item 7.     Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Securities Purchase Agreement, dated November 8, 2012, by and between the Issuer and the Reporting Person (filed herewith).

2	Common Stock Purchase Warrant, dated November 8, 2012, issued by the Issuer to the Reporting Person (filed herewith).

CUSIP No. 972642102	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RICX INVESTMENTS LIMITED

Date: November 16, 2012	By:	/s/ Theodoros Kyriacou
Name: Theodoros Kyriacou
Title: Director